Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Linda Chien

Investor Relations

51job, Inc.

+86-21-6879-6250

ir@51job.com

51job, Inc. Reports Third Quarter 2015 Financial Results

SHANGHAI, November 10, 2015 – 51job, Inc. (Nasdaq: JOBS) (“51job” or the “Company”), a leading provider of integrated human resource services in China, announced today its unaudited financial results for the third quarter of 2015 ended September 30, 2015.

Third Quarter 2015 Highlights:

•	Total revenues increased 10.8% over Q3 2014 to RMB525.0 million (US$82.6 million), at the high end of the Company’s guidance range

•	Online recruitment services revenues increased 8.4% over Q3 2014 to RMB342.0 million (US$53.8 million)

•	Other HR services increased 16.1% over Q3 2014 to RMB181.6 million (US$28.6 million)

•	Gross margin of 71.2% compared with 72.9% in Q3 2014

•	Income from operations increased 5.5% over Q3 2014 to RMB134.9 million (US$21.2 million)

•	Fully diluted earnings per share were RMB2.62 (US$0.41)

•	Excluding share-based compensation expense, loss from foreign currency translation and change in fair value of convertible notes, as well as the related tax effect of these items, non-GAAP adjusted fully diluted earnings per share were RMB2.82 (US$0.44), exceeding the Company’s guidance range

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, said, “We continued to direct our efforts on generating high quality revenues in the third quarter. Our other HR services area maintained a solid growth trajectory driven by the recurring nature and usage of our outsourcing services by enterprises. In the online business, our emphasis on upselling and deepening wallet share within our core customer base is also seeing progress. Although recruitment market conditions remain soft, employers realize the superior value of our services, with average revenue per unique employer increasing both year-over-year and sequentially in the third quarter. As we execute our strategic plan and expand our product coverage to new segments and platforms, we are clear on what employers, job seekers and shareholders expect from us and what we are committed to consistently deliver to them: the best service, results and returns in the HR industry in China.”

- more -

51job, Inc. Reports Third Quarter 2015 Financial Results November 10, 2015 Page 2

Third Quarter 2015 Unaudited Financial Results

Total revenues for the third quarter ended September 30, 2015 were RMB525.0 million (US$82.6 million), an increase of 10.8% from RMB474.0 million for the same quarter in 2014.

Online recruitment services revenues for the third quarter of 2015 were RMB342.0 million (US$53.8 million), representing an 8.4% increase from RMB315.5 million for the same quarter of the prior year. The growth was due to a combination of a greater number of unique employers utilizing the Company’s online services and the realization of higher revenue per unique employer. Unique employers increased 4.2% to 295,683 in the third quarter of 2015 compared with 283,651 in the same quarter of the prior year driven by new customer additions. Although prices for online services were generally unchanged over the past year, average revenue per unique employer increased 4.0% in the third quarter of 2015 as compared with the same quarter in 2014 primarily due to strengthened upselling efforts by the salesforce which resulted in the purchase of higher value services by customers.

Print advertising revenues for the third quarter of 2015 decreased 33.4% to RMB1.3 million (US$0.2 million) compared with RMB2.0 million for the same quarter in 2014. The estimated number of print advertising pages generated in the third quarter of 2015 was 10 pages compared with 19 pages in the same quarter in 2014. The Company currently operates a print publication in the city of Xian.

Other human resource related revenues for the third quarter of 2015 increased 16.1% to RMB181.6 million (US$28.6 million) from RMB156.5 million in the same quarter of 2014. The increase was primarily due to the continued growing trend in customer adoption and usage of business process outsourcing services.

Gross profit for the third quarter of 2015 increased 9.4% to RMB365.4 million (US$57.5 million) from RMB334.0 million for the same quarter of the prior year. Gross margin, which is gross profit as a percentage of net revenues, was 71.2% in the third quarter of 2015 compared with 72.9% in the same quarter in 2014 due to staff additions and higher labor costs.

Operating expenses for the third quarter of 2015 increased 11.8% to RMB230.6 million (US$36.3 million) from RMB206.2 million for the same quarter of 2014. Sales and marketing expenses for the third quarter of 2015 increased 14.9% to RMB165.2 million (US$26.0 million) from RMB143.8 million for the same quarter of the prior year primarily due to headcount additions and higher employee compensation expenses. General and administrative expenses for the third quarter of 2015 increased 4.7% to RMB65.4 million (US$10.3 million) from RMB62.4 million in the third quarter of 2014 primarily due to higher employee compensation expenses and office expenses, which was partially offset by lower professional services fees in the third quarter of 2015.

- more -

51job, Inc. Reports Third Quarter 2015 Financial Results November 10, 2015 Page 3

Income from operations for the third quarter of 2015 increased 5.5% to RMB134.9 million (US$21.2 million) from RMB127.8 million for the third quarter of 2014. Operating margin, which is income from operations as a percentage of net revenues, was 26.3% in the third quarter of 2015 compared with 27.9% in the same quarter of 2014. Excluding share-based compensation expense, operating margin would be 30.2% in the third quarter of 2015 compared with 32.6% in the same quarter of 2014.

The Company recognized a loss from foreign currency translation of RMB35.2 million (US$5.5 million) in the third quarter of 2015 compared with RMB0.4 million in the third quarter of 2014 due primarily to the impact of the depreciation of the Renminbi against the US dollar on the US$172.5 million convertible senior notes issued and sold by the Company in April 2014.

In the third quarter of 2015, the Company recognized a mark-to-market, non-cash gain of RMB54.5 million (US$8.6 million) associated with a change in the fair value of convertible notes compared with RMB58.5 million in the third quarter of 2014.

Other income in the third quarter of 2015 included local government financial subsidies of RMB16.0 million (US$2.5 million) compared with RMB5.2 million in the third quarter of 2014.

Net income attributable to 51job for the third quarter of 2015 was RMB165.9 million (US$26.1 million) compared with RMB187.2 million for the same quarter in 2014. Fully diluted earnings per share for the third quarter of 2015 were RMB2.62 (US$0.41) compared with RMB2.17 for the same quarter in 2014.

In the third quarter of 2015, total share-based compensation expense was RMB20.1 million (US$3.2 million) compared with RMB21.3 million in the third quarter of 2014.

Excluding share-based compensation expense, loss from foreign currency translation and change in fair value of convertible notes, as well as the related tax effect of these items, non-GAAP adjusted net income attributable to 51job for the third quarter of 2015 increased 10.9% to RMB166.8 million (US$26.2 million) compared with RMB150.4 million for the third quarter of 2014. Non-GAAP adjusted fully diluted earnings per share were RMB2.82 (US$0.44) in the third quarter of 2015 compared with RMB2.52 in the third quarter of 2014.

Nine Months 2015 Unaudited Financial Results

Total revenues for the nine months ended September 30, 2015 were RMB1,491.1 million (US$234.6 million), an increase of 8.9% from RMB1,368.7 million for the same period in 2014. Income from operations for the nine months ended September 30, 2015 increased 2.9% to RMB380.7 million (US$59.9 million) from RMB370.0 million for the same period in 2014.

Net income attributable to 51job for the nine months ended September 30, 2015 was RMB476.2 million (US$74.9 million) compared with RMB357.7 million for the same period in 2014. Fully diluted earnings per common share for the nine months ended September 30, 2015 was RMB7.33 (US$1.15) compared with RMB5.95 for the same period in 2014.

- more -

51job, Inc. Reports Third Quarter 2015 Financial Results November 10, 2015 Page 4

Excluding share-based compensation expense, gain/loss from foreign currency translation, convertible senior notes issuance costs, change in fair value of convertible notes and change in fair value of zero-strike call options, as well as the related tax effect of these items, non-GAAP adjusted net income attributable to 51job for the nine months ended September 30, 2015 increased 8.2% to RMB490.8 million (US$77.2 million) from RMB453.8 million for the nine months ended September 30, 2014. Non-GAAP adjusted fully diluted earnings per common share were RMB8.25 (US$1.30) for the nine months ended September 30, 2015 compared with RMB7.49 in the same period in 2014.

As of September 30, 2015, cash and short-term investments totaled RMB4,713.9 million (US$741.7 million) compared with RMB4,494.7 million as of December 31, 2014. Short-term investments consist of certificates of deposit with original maturities from three months to one year.

Business Outlook

Based on current market conditions, the Company’s total revenues target for the fourth quarter of 2015 is in the estimated range of RMB580 million to RMB600 million (US$91.3 million to US$94.4 million). Excluding share-based compensation expense, any gain or loss from foreign currency translation, and any mark-to-market gain or loss associated with a change in fair value of convertible notes, as well as the related tax effect of these items, the Company’s non-GAAP fully diluted earnings target for the fourth quarter of 2015 is in the estimated range of RMB2.50 to RMB2.70 (US$0.39 to US$0.42) per share. The Company expects total share-based compensation expense in the fourth quarter of 2015 to be in the estimated range of RMB20 million to RMB21 million (US$3.1 million to US$3.3 million).

Other Company News

In connection with the Company’s US$75 million share repurchase program, the Company repurchased 743,459 ADSs in the open market for an aggregate consideration of US$20.0 million, including transaction fees, in the third quarter of 2015.

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollars at the rate of RMB6.3556 to US$1.00, the noon buying rate on September 30, 2015 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

- more -

51job, Inc. Reports Third Quarter 2015 Financial Results November 10, 2015 Page 5

Conference Call Information

Management will hold a conference call at 8:00 p.m. Eastern Time on November 10, 2015 (9:00 a.m. Beijing / Hong Kong time zone on November 11, 2015) to discuss its third quarter 2015 financial results, operating performance and business outlook. To dial in to the call, please use conference ID 6699530 and the following telephone numbers:

US: +1-866-839-8029

Hong Kong: +852-2598-7556

International: +1-914-449-1588

The call will also be available live and on replay through 51job’s investor relations website, http://ir.51job.com. Please go to the website at least fifteen minutes early to register or install any necessary audio software.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), 51job uses non-GAAP financial measures of income before income tax expense, income tax expense, adjusted net income, adjusted net income attributable to 51job and adjusted earnings per share, which are adjusted from results based on GAAP to exclude share-based compensation expense, gain/loss from foreign currency translation, convertible senior notes issuance costs, change in fair value of convertible notes and change in fair value of zero-strike call options, as well as the related tax effect of these items. The Company believes excluding share-based compensation expense and its related tax effect from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding gain/loss from foreign currency translation and its related tax effect from its non-GAAP financial measures is useful for its management and investors as such translation gain/loss is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. The Company believes excluding convertible senior notes issuance costs and its related tax effect from its non-GAAP financial measures is useful for its management and investors as such costs are one-time, non-recurring and not attributable to the underlying performance of the Company’s business. The Company believes excluding changes in fair value of convertible notes and zero-strike call options, as well as their related tax effect, from its non-GAAP financial measures is useful for its management and investors as such changes are not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP financial measures excluding share-based compensation expense, gain/loss from foreign currency translation, convertible senior notes issuance costs, change in fair value of convertible notes and change in fair value of zero-strike call options, as well as the related tax effect of these items, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

- more -

51job, Inc. Reports Third Quarter 2015 Financial Results November 10, 2015 Page 6

About 51job

Founded in 1998, 51job is a leading provider of integrated human resource services in China. With a comprehensive suite of HR solutions, 51job meets the needs of enterprises and job seekers through the entire talent management cycle, from initial recruitment to employee retention and career development. The Company’s main online recruitment platforms (http://www.51job.com, http://www.yingjiesheng.com, and http://www.51jingying.com), as well as mobile applications, connect millions of people with employment opportunities every day. 51job also provides a number of other value-added HR services, including business process outsourcing, training, professional assessment, executive search and compensation analysis. 51job has a call center in Wuhan and a nationwide sales office network spanning 25 cities across China.

Safe Harbor Statement

Statements in this release regarding targets for the fourth quarter of 2015, future business and operating results constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon management’s current expectations, and actual results could differ materially. Among the factors that could cause actual results to differ are the number of recruitment advertisements placed, sales orders received and customer contracts executed during the remaining weeks of the fourth quarter of 2015; any accounting adjustments that may occur during the quarterly close; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; behavioral and operational changes of customers in meeting their human resource needs as they respond to evolving social, economic, regulatory and political changes in China as well as stock market volatilities; introduction by its competitors of new or enhanced products or services; price competition in the market for the various human resource services that the Company provides in China; acceptance of new products and services developed or introduced by the Company outside of the human resources industry; any risks related to acquisitions or investments the Company has made or will make in the future; and fluctuations in general economic conditions. For additional information on these and other factors that may affect the Company’s financial results, please refer to the Company’s filings with the Securities and Exchange Commission. 51job undertakes no obligation to update these targets prior to announcing final results for the fourth quarter of 2015 or as a result of new information, future events or otherwise.

- more -

51job, Inc. Reports Third Quarter 2015 Financial Results November 10, 2015 Page 7

51job, Inc.

Consolidated Statements of Operations and Comprehensive Income

	For the Three Months Ended
	September 30, 2014	September 30, 2015	September 30, 2015
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

Revenues:
Online recruitment services	315,450	341,989	53,809
Print advertising	2,012	1,339	211
Other human resource related revenues	156,513	181,649	28,581

Total revenues	473,975	524,977	82,601
Less: Business and related taxes	(16,017)	(11,639)	(1,831)

Net revenues	457,958	513,338	80,770
Cost of services (Note 2)	(123,953)	(147,917)	(23,273)

Gross profit	334,005	365,421	57,497

Operating expenses:
Sales and marketing (Note 3)	(143,788)	(165,192)	(25,992)
General and administrative (Note 4)	(62,420)	(65,364)	(10,284)

Total operating expenses	(206,208)	(230,556)	(36,276)

Income from operations	127,797	134,865	21,221

Loss from foreign currency translation	(362)	(35,213)	(5,540)
Interest and investment income, net	22,296	24,235	3,813
Change in fair value of convertible notes	58,501	54,484	8,573
Other income, net	5,125	17,531	2,758

Income before income tax expense	213,357	195,902	30,825
Income tax expense	(26,139)	(30,058)	(4,729)

Net income	187,218	165,844	26,096
Less: Net loss attributable to noncontrolling interests	—	(84)	(13)

Net income attributable to 51job, Inc.	187,218	165,928	26,109

Net income	187,218	165,844	26,096
Other comprehensive income:
Foreign currency translation adjustments	(27)	593	93

Comprehensive income	187,191	166,437	26,189

Earnings per share:
Basic	3.23	2.87	0.45
Diluted (Note 5)	2.17	2.62	0.41

Weighted average number of common shares outstanding:
Basic	57,984,142	57,836,280	57,836,280
Diluted	63,177,289	62,296,242	62,296,242

Notes:

(1)	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.3556 to US$1.00 on September 30, 2015 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.
(2)	Includes share-based compensation expense of RMB3,411 and RMB3,228 (US$508) for the three months ended September 30, 2014 and 2015, respectively.
(3)	Includes share-based compensation expense of RMB2,932 and RMB2,775 (US$436) for the three months ended September 30, 2014 and 2015, respectively.
(4)	Includes share-based compensation expense of RMB14,947 and RMB14,146 (US$2,226) for the three months ended September 30, 2014 and 2015, respectively.
(5)	Diluted earnings per share is calculated in accordance with the "if converted" method. This includes the add-back of interest expense of RMB8,636 and RMB8,815 (US$1,387), change in fair value of convertible notes of RMB58,501 and RMB54,484 (US$8,573), and foreign currency translation loss of RMB33 and RMB43,118 (US$6,784) related to the convertible senior notes to the numerator of net income attributable to 51job for the three months ended September 30, 2014 and 2015, respectively.

- more -

51job, Inc. Reports Third Quarter 2015 Financial Results November 10, 2015 Page 8

51job, Inc.

Consolidated Statements of Operations and Comprehensive Income

	For the Nine Months Ended
	September 30, 2014	September 30, 2015	September 30, 2015
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

Revenues:
Online recruitment services	929,014	987,844	155,429
Print advertising	12,788	4,950	779
Other human resource related revenues	426,898	498,276	78,400

Total revenues	1,368,700	1,491,070	234,608
Less: Business and related taxes	(50,166)	(33,958)	(5,343)

Net revenues	1,318,534	1,457,112	229,265
Cost of services (Note 2)	(346,002)	(400,252)	(62,976)

Gross profit	972,532	1,056,860	166,289

Operating expenses:
Sales and marketing (Note 3)	(418,309)	(482,444)	(75,908)
General and administrative (Note 4)	(184,216)	(193,682)	(30,474)

Total operating expenses	(602,525)	(676,126)	(106,382)

Income from operations	370,007	380,734	59,907

Gain (Loss) from foreign currency translation	5,514	(34,797)	(5,475)
Interest and investment income, net	65,996	70,530	11,097
Convertible senior notes issuance costs	(47,210)	—	—
Change in fair value of convertible notes	29,622	85,344	13,428
Change in fair value of zero-strike call options	(24,874)	—	—
Other income, net	37,503	62,786	9,879

Income before income tax expense	436,558	564,597	88,836
Income tax expense	(78,904)	(88,473)	(13,920)

Net income	357,654	476,124	74,916
Less: Net loss attributable to noncontrolling interests	—	(84)	(13)

Net income attributable to 51job, Inc.	357,654	476,208	74,929

Net income	357,654	476,124	74,916
Other comprehensive income:
Foreign currency translation adjustments	57	588	93

Comprehensive income	357,711	476,712	75,009

Earnings per share:
Basic	6.08	8.24	1.30
Diluted (Note 5)	5.95	7.33	1.15

Weighted average number of common shares outstanding:
Basic	58,830,180	57,808,997	57,808,997
Diluted	60,076,413	62,649,985	62,649,985

Notes:

(1)	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.3556 to US$1.00 on September 30, 2015 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.
(2)	Includes share-based compensation expense of RMB9,501 and RMB10,431 (US$1,641) for the nine months ended September 30, 2014 and 2015, respectively.
(3)	Includes share-based compensation expense of RMB8,167 and RMB8,968 (US$1,411) for the nine months ended September 30, 2014 and 2015, respectively.
(4)	Includes share-based compensation expense of RMB41,634 and RMB45,711 (US$7,191) for the nine months ended September 30, 2014 and 2015, respectively.
(5)	Diluted earnings per share is calculated in accordance with the "if converted" method. This includes the add-back of interest expense of RMB25,995 (US$4,090), change in fair value of convertible notes of RMB85,344 (US$13,428) and foreign currency translation loss of RMB42,394 (US$6,670) to the numerator of net income attributable to 51job for the nine months ended September 30, 2015. The potential conversion of the convertible senior notes was excluded in the computation of diluted earnings per share for the nine months ended September 30, 2014 because the effect would be anti-dilutive.

- more -

51job, Inc. Reports Third Quarter 2015 Financial Results November 10, 2015 Page 9

51job, Inc.

Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	September 30, 2014	September 30, 2015	September 30, 2015
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

GAAP income before income tax expense	213,357	195,902	30,825
Add back: Share-based compensation	21,290	20,149	3,170
Add back: Loss from foreign currency translation	362	35,213	5,540
Add back: Change in fair value of convertible notes	(58,501)	(54,484)	(8,573)
Non-GAAP income before income tax expense	176,508	196,780	30,962

GAAP income tax expense	(26,139)	(30,058)	(4,729)
Tax effect of non-GAAP line items	—	2	0
Non-GAAP income tax expense	(26,139)	(30,056)	(4,729)

Non-GAAP adjusted net income	150,369	166,724	26,233

Non-GAAP adjusted net income attributable to 51job, Inc.	150,369	166,808	26,246

Non-GAAP adjusted earnings per share:
Basic	2.59	2.88	0.45
Diluted (Note 2)	2.52	2.82	0.44

Weighted average number of common shares outstanding:
Basic	57,984,142	57,836,280	57,836,280
Diluted	63,177,289	62,296,242	62,296,242

	For the Nine Months Ended
	September 30, 2014	September 30, 2015	September 30, 2015
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

GAAP income before income tax expense	436,558	564,597	88,836
Add back: Share-based compensation	59,302	65,110	10,243
Add back: (Gain) Loss from foreign currency translation	(5,514)	34,797	5,475
Add back: Convertible senior notes issuance costs	47,210	—	—
Add back: Change in fair value of convertible notes	(29,622)	(85,344)	(13,428)
Add back: Change in fair value of zero-strike call options	24,874	—	—
Non-GAAP income before income tax expense	532,808	579,160	91,126

GAAP income tax expense	(78,904)	(88,473)	(13,920)
Tax effect of non-GAAP line items	(124)	2	0
Non-GAAP income tax expense	(79,028)	(88,471)	(13,920)

Non-GAAP adjusted net income	453,780	490,689	77,206

Non-GAAP adjusted net income attributable to 51job, Inc.	453,780	490,773	77,219

Non-GAAP adjusted earnings per share:
Basic	7.71	8.49	1.34
Diluted (Note 3)	7.49	8.25	1.30

Weighted average number of common shares outstanding:
Basic	58,830,180	57,808,997	57,808,997
Diluted	62,766,861	62,649,985	62,649,985

Notes:

(1)	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.3556 to US$1.00 on September 30, 2015 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.
(2)	Diluted earnings per share is calculated in accordance with the "if converted" method. This includes the add-back of interest expense of RMB8,636 and RMB8,815 (US$1,387) related to the convertible senior notes to the numerator of non-GAAP adjusted net income attributable to 51job for the three months ended September 30, 2014 and 2015, respectively.
(3)	Diluted earnings per share is calculated in accordance with the "if converted" method. This includes the add-back of interest expense of RMB16,502 and RMB25,995 (US$4,090) related to the convertible senior notes to the numerator of non-GAAP adjusted net income attributable to 51job for the nine months ended September 30, 2014 and 2015, respectively. The weighted average maximum number of 2,690,448 potentially converted shares related to the convertible senior notes was added to the denominator of diluted common shares for the nine months ended September 30, 2014.

- more -

51job, Inc. Reports Third Quarter 2015 Financial Results November 10, 2015 Page 10

51job, Inc.

Consolidated Balance Sheets

	As of
	December 31, 2014	September 30, 2015	September 30, 2015
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

ASSETS

Current assets:
Cash	1,074,096	1,058,689	166,576
Restricted cash	37,660	1,513	238
Short-term investments	3,420,650	3,655,218	575,118
Accounts receivable (net of allowance of RMB1,103
and RMB1,926 as of December 31, 2014 and
September 30, 2015, respectively)	74,670	73,956	11,636
Prepayments and other current assets	428,432	480,633	75,623
Deferred tax assets, current	10,256	10,936	1,721

Total current assets	5,045,764	5,280,945	830,912

Non-current assets:
Long-term investments	—	21,300	3,351
Property and equipment, net	519,558	564,021	88,744
Goodwill	—	217,393	34,205
Intangible assets, net	7,696	54,677	8,603
Other long-term assets	8,626	5,404	850
Deferred tax assets, non-current	76	671	106

Total non-current assets	535,956	863,466	135,859

Total assets	5,581,720	6,144,411	966,771

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable	22,632	23,108	3,636
Salary and employee related accrual	69,380	76,413	12,023
Taxes payable	110,391	81,887	12,884
Advance from customers	489,066	574,412	90,379
Other payables and accruals	272,505	340,873	53,633

Total current liabilities	963,974	1,096,693	172,555

Non-current liabilities:
Deferred tax liabilities, non-current	12,593	35,538	5,592
Convertible senior notes	1,111,207	1,068,256	168,081

Total non-current liabilities	1,123,800	1,103,794	173,673

Total liabilities	2,087,774	2,200,487	346,228

Shareholders' equity:
Common shares (US$0.0001 par value: 500,000,000
shares authorized, 59,004,772 and 58,745,781
shares issued and oustanding as of December 31,
2014 and September 30, 2015, respectively)	48	48	8
Additional paid-in capital	1,040,639	1,004,575	158,061
Statutory reserves	10,785	10,785	1,697
Accumulated other comprehensive income	1,532	2,120	333
Retained earnings	2,440,942	2,917,150	458,989

Total 51job, Inc. shareholders' equity	3,493,946	3,934,678	619,088

Noncontrolling interests	—	9,246	1,455

Total equity	3,493,946	3,943,924	620,543

Total liabilities and equity	5,581,720	6,144,411	966,771

Note (1):  The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.3556 to US$1.00 on September 30, 2015 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

# # #